Mail Stop 3561

August 4, 2007

Samuel J. Furrow
Chairman of the Board of Directors
Innovo Group Inc.
5901 South Eastern Avenue
Commerce, CA  90040

> **Re:    Innovo Group Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 5, 2007**
> **File No. 0-18926**

Dear Mr. Furrow:

We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 1

1.  Please revise your discussion here and in the Summary of the proxy statement to clearly advise shareholders of the fact that the approval of the Merger with JD Holdings will result in the issuance of 14 million shares and disclose the percentage control that Mr. Dahan will be able to exercise upon the issuance of such shares.  Clearly state that he will be the largest shareholder of the company and that he will be in a position to exert significant influence and control over the company as a result of the ownership of such shares.  You mention the effect of

dilution in the context of your Risk Factors, however, you do not mention this effect and it should be placed prominently in the context of the discussion you provide about the Merger.

2. In your question entitled "How do I know if the company is receiving fair value for the assets?" please revise to elaborate upon the factor the Board considered that the value is fair based upon "the current financial condition and future net sales and prospects for the Joe's Brand." Here or in an appropriate place in the proxy statement, specifically advise shareholders as to how the current financial condition and future net sales and prospects for Joe's Brand assisted the Board in this determination. Provide quantified data, if possible.

Proposal 3

3. In light of the Form 8-K filed on July 24, 2007 and the resignation of Samuel J. Farrow, Jr., please update your discussion here to address whether you plan to nominate a different person to serve as director or if you plan to leave this position vacant.

Exhibits B-1 and B-2

4. We note that the opinions provided by the Mentor Group, Inc. state that they "may not be relied upon by any other person or entity…" We note the limitation on reliance by shareholders. Because it is inconsistent with the disclosure relating to the opinion, the limitation should be deleted or corrected. Alternatively, disclose the basis for the belief that shareholders cannot rely on the opinion. Describe any applicable state law authority addressing the availability of such a potential defense. In the absence of any applicable state law authority, disclose that a court will resolve the availability of such a defense. Also disclose that resolution of this issue will have no effect on the rights and responsibilities of the board of directors of Innovo Group under applicable state law. Further, disclose that the availability of such a state law defense to Mentor Group would have no effect on the rights and responsibilities of the of the company's board of directors under the federal securities laws.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mara L. Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:     Erica McGrady Johnson, Esq.
        Akin Gump Strauss Hauer & Feld LLP
        (202) 955-7630